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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C𝒱ℳ

SEC FILE NUMBER

8-66469

FACING PAGE
**Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   1/1/2009   AND ENDING   12/31/2009

                                     mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alderwood Capital LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

505 Montgomery Street, 11th Floor

(No. and Street)

San Francisco   **CA**   **94111**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Beros   **415-874-3382**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,   **Walnut Creek,**   **California**   **94596**

(Address)   (City)   (Sate)   (Zip Code)

CHECK ONE:

☑   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United State or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2010
BRANCH OF REGISTRATIONS AND
03   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Christopher Beros**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alderwood Capital LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HITEN PATEL
COMM. # 1761465
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Exp. Sept. 10, 2011

2/22/10

_____
Notary Public

_____
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderwood Capital LLC
December 31, 2009

Table of Contents

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Managing Member
Alderwood Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Alderwood Capital LLC (the Company) as of December 31, 2009 and the related statement of loss, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alderwood Capital LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 25, 2010

Alderwood Capital LLC

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	17,261
Other assets		250
Total Assets	**$**	**17,511**
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	9,287
Member's Equity		8,224
Total Liabilities and Member's Equity	**$**	**17,511**

Alderwood Capital LLC

Statement of Loss

For the Year Ended December 31, 2009

Revenue	$	-
Expenses		
Professional fees		14,554
Rent		3,300
Other operating expenses		2,667
Total Expenses		20,521
Net Loss	$	(20,521)

Alderwood Capital LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

December 31, 2008	$	8,745
Contributions		20,000
Net loss		(20,521)
December 31, 2009	$	8,224

Alderwood Capital LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net loss	$	(20,521)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) Decrease in:		
Other assets		1,400
Increase (Decrease) in:		
Accounts payable and accrued expenses		824
Net Cash Used by Operating Activities		(18,297)
Cash Flows from Financing Activities		
Contributions		20,000
Net Cash Provided by Financing Activities		20,000
Net increase in cash and cash equivalents		1,703
Cash and cash equivalents at beginning of period		15,558
Cash and Cash Equivalents at End of Period	$	17,261

See independent auditors' report and accompanying notes.

Alderwood Capital LLC

Notes to the Financial Statements

December 31, 2009

1. Organization

Alderwood Capital LLC (the Company) was organized as a California limited liability company on February 20, 2004. The Company is a registered broker-dealer and was accepted as a member of the Financial Industry Regulation Authority (FINRA) effective October 13, 2004. The Company provides private-market investment banking and related financial advisory services to emerging and middle market companies located primarily in the western United States.

2. Significant Accounting Policies

Advisory Fees
Advisory fees are earned from providing private-market investment banking and/or related financial advisory services. Revenue is recognized when earned according to the terms of the Company's engagements with its clients and the income is reasonably determinable. The terms of the Company's client engagements typically call for payments either periodically (in the form of a monthly retainer for example) and/or upon the happening of a predetermined specified event, usually the successful completion of an investment banking transaction.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

Alderwood Capital LLC

Notes to the Financial Statements

December 31, 2009

3. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $7,974 which exceeded the requirement by $2,974.

4. **Defined Contribution Pension Plan**

   The Company sponsors a Simplified Employee Pension Plan that covers the member and employees who have completed one year of service and have attained age 21. Contributions to the plan are determined annually for up to 25% of compensation at the Company's discretion. The member of the Company was the only eligible participant for plan year 2009. Company contributions to the plan for the Company's member is treated as distributions of capital at the time of funding.

5. **Subsequent Events**

   The Company has evaluated subsequent events through January 25, 2010, the date which the financial statements became available to be issued.

SUPPLEMENTAL INFORMATION

Alderwood Capital LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

As of December 31, 2009

Net Capital		
Total member's equity	$	8,224
Less: Non-allowable assets		
Other current assets		250
Total non-allowable assets		250
Net Capital	$	7,974
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $9,287 or $5,000 whichever is greater		5,000
Excess Net Capital	$	2,974

Reconciliation with Company's Net Capital Computation

(included in Part II of Form X-17A-5 as of December 31, 2009)

There were no material differences noted in the Company's net capital computation at December 31, 2009.

Alderwood Capital LLC

Schedule II

Computation for Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Managing Member
Alderwood Capital LLC
San Francisco, CA

In planning and performing our audit of the financial statements and supplemental schedules of Alderwood Capital LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated January 25, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 25, 2010

12

Alderwood Capital LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Alderwood Capital LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants